

April 24, 2015

Via E-mail

Daniel A. Cartwright
Chief Financial Officer, Treasurer
TherapeuticsMD, Inc.
6800 Broken Sound Parkway NW, Third Floor
Boca Raton, Florida 33487

     Re: **TherapeuticsMD, Inc.**
                Preliminary Proxy Statement on Schedule 14A
                Filed April 17, 2015
                File No. 001-00100

Dear Mr. Cartwright:

     We have limited our review of your proxy statement to the issue we have addressed in our comment. Please respond to this letter by amending your proxy statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your proxy statement or your response to our comment, we may have additional comments.

Proposal 4, page 37

1. We note that you have proposed to amend your certificate of incorporation to increase the number of authorized shares of stock. Please amend to disclose whether you have any specific plans, arrangements, understandings, etc. to issue any of the newly authorized shares that have not otherwise been disclosed. If such plans exist, please disclose all material information.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Preston Brewer at (202) 551-3969 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
       Joshua M. Samek, Esq.
       Greenberg Traurig, LLP